Exhibit 99.2

OKEANIS ECO TANKERS CORP.: REPORTING OF TRANSACTIONS MADE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM IN OKEANIS ECO TANKER CORP.’S SHARES June 27, 2024: Pursuant to the Market Abuse Regulation article 19, Okeanis Eco Tankers Corp. (the “Company”) (NYSE:ECO / OSE:OET), hereby notify receipt of information of the following transactions made by persons discharging managerial responsibilities in the Company and/or persons closely associated with them in the Company’s shares and other financial instruments linked thereto: 1 Details of the Primary Insider / Closely Associated Person a) Name Iraklis Sbarounis 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification/Amendment Initial Notification 3 Details of the Company a) Name Okeanis Eco Tankers Corp. b) LEI code 213800U35RCYXTKVEM65 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument and identification code Common Shares ISIN: MHY641771016 b) Nature of the transaction Purchase c) Price(s) and volume(s) Price(s) in USD Volume(s) 32.30 500 d) Aggregated information - Aggregated volume - Price - Total value 500 shares USD 32.30 USD 16,150 e) Date of the transaction June 27, 2024 f) Place of the transaction NYSE - New York Stock Exchange (XNYS)

1 Details of the Primary Insider / Closely Associated Person a) Name Iraklis Sbarounis 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification/Amendment Initial Notification 3 Details of the Company a) Name Okeanis Eco Tankers Corp. b) LEI code 213800U35RCYXTKVEM65 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument and identification code Common Shares ISIN: MHY641771016 b) Nature of the transaction Purchase c) Price(s) and volume(s) Price(s) in NOK Volume(s) 342.50 135 d) Aggregated information - Aggregated volume - Price - Total value 135 shares NOK 342.50 NOK 46,237.50 e) Date of the transaction June 27, 2024 f) Place of the transaction Oslo Børs (XOSL)